Exhibit 4.49

ADDENDUM NO 6
to
MASTER MANAGEMENT AGREEMENT dated February 7th, 2008 between Euroseas Ltd and Eurobulk Ltd

This Addendum is made as of February 4th 2014 between Euroseas Ltd. (the "Company"), in its own capacity and as agent for each of its vessel owning subsidiaries identified in Schedule A hereto together with any additional subsidiaries that may acquire vessels in the future (the "Subsidiaries") and Eurobulk Ltd. (the "Manager").

REMUNERATION

Daily management fees were kept at Euro 685/day/vessel (including the 5% discount applied when the numbers of vessels wholly of partly owned by Euroseas and managed by Eurobulk exceeds 20; else the daily management fee per vessel is Euro 720); while executive services fees increases to US$ 2,000,000. As previously agreed, daily management fees for vessels in lay-up are set at 50% of the fees when vessel is in operation, i.e. Euro 342.50 /day/vessel (or, Euro 360 /day/vessel in absence of the 5% discount); daily management fees for vessels under construction start being paid from the later of the day that vessel construction commences (i.e. steel cutting), or the moment the newbuilding contract is acquired (in case of contract re-sales).

Master Management Agreement was renewed for a five year term starting January 1, 2014. The term of the individual vessel management agreements will coincide with the term of the Master Management Agreement as set herein.

For the avoidance of doubt, it is mentioned that whilst this agreement is in place, management fees of all subsidiary shipowning companies are as specified in the Master Management Agreement as hereby amended.

IN WITNESS WHEREOF, the parties have executed this Addendum to the Management Agreement as of the date first written above.

Euroseas Ltd.

By:	/s/ Aristides J. Pittas
Name:	Aristides J. Pittas
Title:	CEO

Eurobulk Ltd.

By:	/s/ Nikolaos Pittas
Name:	Nikolaos Pittas
Title:	Director